Exhibit 99.1

Represent subsidiary TLC Capital Co, Ltd. to announce the acquisition of Ralink Technology, Corp. securities

1.Name and nature of the subject matter (if preferred shares,the terms and conditions of issuance shall also be indicated,e.g.dividend yield): Private placement common shares of Ralink Technology, Corp.

2.Date of occurrence of the event:2007/07/18

3.Volume, unit price, and total monetary amount of the transaction: volume:70,000 shares; unit price:$117 NTD; total amount: $8,190,000 NTD

4.Counterpart to the trade and its relationship to the Company(if the trading counterpart is a natural person and furthermore is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): Ralink Technology, Corp.; None

5.Where the counterpart to the trade is an actual related party,a public announcement shall also be made of the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer, and date of acquisition: Not applicable

6.Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable

7.Matters related to the creditor’s rights currently being disposed of (including types of collateral of the disposed creditor’s rights;if the creditor’s rights are creditor’s rights toward a related person, the name of the related person and the book amount of the creditor’s rights toward such related person currently being disposed of must also be announced): Not applicable

8.Anticipated profit or loss from the disposal (not applicable in cases of acquisition of securities) (where originally deferred, the status or recognition shall be stated and explained):Not applicable

9.Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations: one-time payment of $8,190,000 NTD on 2007/07/18; no restrictive covenants in the contract and other important stipulations

10.The manner in which the current transaction was decided, the reference basis for the decision on price, and the decision-making department: The decision making manner: New share issuance; The decision-making department: The Chairman & President Office

11.Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g.pledges): cumulative volume:70,000 shares;amount:$8,190,000 NTD; percentage of holdings:0.08%; no restriction of rights

12.Current ratio of private placement of securities (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operating capital as shown in the most recent financial statement: ratio of total assets:3.50%; ratio of shareholder’s equity:3.51%; the operational capital as shown in the most recent financial statement: $1,324,117 thousand NTD

13.Concrete purpose or use of the acquisition or disposition: Long-term investment

14.The discrepancy between the reference price of private placement and the transaction amount per share is 20 percent or more of the transaction amount: Yes

15.Net worth per share of company underlying securities acquired or disposed of:23.80

16.Do the directors have any objection to the present transaction?: No

Exhibit 99.2

To announce related materials on acquisition of machinery and equipment

1.Name and nature of the subject matter (e.g.land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment

2.Date of the occurrence of the event: 2006/08/14~2007/07/25

3.Transaction volume (e.g.XX square meters, equivalent to XX p’ing), unit price, total transaction price: Transaction volume:one batch;average unit price:$525,005,500 NTD; total transaction price:$525,005,500 NTD

4.Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): Applied Materials Asia Pacific Limited.; non-related party transaction

5.Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable

6.Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times:Not applicable

7.Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): Not applicable

8.Terms of delivery or payment (including payment period and monetary amount): 1)90% paid upon shipment;10% paid after acceptance 2)100% paid after acceptance

9.The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: transaction: price negotiation; the reference basis for the decision on price: market price. The decision-making department: the Selection Meeting

10.Name of the professional appraisal institution and its appraisal amount: Not applicable

11.Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable

12.Is the appraisal report price a limited price or specific price?: Not applicable

13.Has an appraisal report not yet been obtained?: Not applicable

14.Reason an appraisal report has not yet been obtained: Not applicable

15.Broker and broker’s fee: Not applicable

16.Concrete purpose or use of the acquisition or disposition: To produce integrated circuits

17.Do the directors have any objection to the present transaction?: No

18.Any other matters that need to be specified: None

Exhibit 99.3

Represent subsidiary UMC Japan to announce related materials on disposal of machinery and equipment

1.Name and nature of the subject matter (e.g.land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment

2.Date of the occurrence of the event:2007/07/30

3.Transaction volume (e.g.XX square meters, equivalent to XX p’ing), unit price, total transaction price: Transaction volume: one batch; average unit price:$4,392,000,000 JPY; total transaction price:$4,392,000,000 JPY

4.Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): King Virtue Electron Co., Ltd.; non-related party transaction

5.Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable

6.Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable

7.Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained):$1,285,000,000 JPY

8.Terms of delivery or payment (including payment period and monetary amount): 100% prepayment.

9.The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: transaction: bidding; the reference basis for the decision on price: market price; The decision-making department: the president authorized by the board.

10.Name of the professional appraisal institution and its appraisal amount: Not applicable

11.Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable

12.Is the appraisal report price a limited price or specific price?: Not applicable

13.Has an appraisal report not yet been obtained?: Not applicable

14.Reason an appraisal report has not yet been obtained: Not applicable

15.Broker and broker’s fee: Not applicable

16.Concrete purpose or use of the acquisition or disposition: To improve the efficiency of asset utilization

17.Do the directors have any objection to the present transaction?: No

18.Any other matters that need to be specified: None

Exhibit 99.4

UMC announced its unconsolidated operating results for the second quarter of 2007

1.Date of the investor/press conference:2007/08/01

2.Location of the investor/press conference: 3rd Floor, Far Eastern Plaza Hotel, 201 Tunhwa South Rd., Sec. 2, Taipei

3.Financial and business related information:

United Microelectronics Corporation (NYSE: UMC; TSE: 2303) (“UMC” or “the Company”) today announced its unconsolidated operating results for the second quarter of 2007. Year-over-year revenue decreased by 2.5 % to NT$25.10 billion from NT$25.75 billion, and a 9% QoQ increase from NT$23.03 billion in 1Q07. The net income for the second quarter in 2007 was NT$4.91 billion, increase from NT$1.46 billion in 1Q07. The EPS for the second quarter in 2007 was NT$0.28.

Wafer shipments in the second quarter were 804 thousand 8-inch equivalent wafers, increased by 9.8% compared to last quarter. The utilization rate for the quarter was 76%.

“We noticed signs of recovery from our customers in the second quarter, leading to a 9.8% increase in wafer shipments,” said Dr. Jackson Hu, CEO at UMC. “This increase contributed to a 9% growth in quarter-over-quarter revenue and a meaningful increase in operating income.”

Dr. Hu continued, “Starting from June, we have seen a continuous reduction of our customers’ inventory levels. In fact, quite a few of them are currently experiencing inventory levels that are lower than normal. This situation leads us to foresee strong demand across the board for all applications in Q3. Due to much improved product and customer mixes, we are taking full advantage of this seasonally strong demand. In Q3, total wafer shipment is expected to increase by 20%, while average utilization rate will be greater than 90%. ASP will stay flat. 12-inch fab utilization rates will be slightly stronger than the average loading for our 8-inchfabs, while our 6” fab will be fully loaded. In terms of revenue contribution, sales from 90nm and 65nm technologies will increase to 25%. Our CAPEX remains unchanged at US$1.0 billion to US$1.2 billion for 2007.”

“On the advanced technology front, we continue to work with several customers on multiple products. The production yields for 65nm products have been very satisfactory. However, we have noticed that customer demand for65nm product is still in the early stage of development, and a meaningful percentage of revenue from 65nm may not be seen until early 2008. For 45nm,we will have product tape-out in Q3. We believe that applications will make good use of the increasing chip density offered by Moore’s Law, which will enable the integration of more and more features on a single chip. The future of the semiconductor industry will be defined by the proliferation of these SoCs. Electronic product companies will utilize these chips to rollout a continuous stream of innovative products that feature increased functionality, lower power consumption and higher performance, and current innovative products such as the game console Wii and the iPhone can be manufactured more cost effectively.”

4.Any other matters that need to be specified: None

Exhibit 99.5

To announce related materials on disposal of MediaTek Incorporation securities

Contents:

1.Name of the securities: Common shares of MediaTek Incorporation

2.Trading date:2007/01/17~2007/08/03

3.Trading volume, unit price, and total monetary amount of the transaction: trading volume:899,000 shares; average unit price:$389.07 NTD; total amount:$349,777,500 NTD

4.Gain (or loss) (not applicable in case of acquisition of securities): $340,520,614 NTD

5.Relationship with the underlying company of the trade: MediaTek Incorporation, none.

6.Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade)

and status of any restriction of rights (e.g.pledges): cumulative volume:14,521,023 shares;amount:143,045,024 NTD; percentage of holdings:1.50%; status of restriction of rights: no

7.Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operational capital as shown in the most recent financial statement: ratio of total assets: 13.47% ratio of shareholder’s equity: 16.37%; the operational capital as shown in the most recent financial statement: $73,620,763 thousand NTD

8.Concrete purpose/objective of the acquisition or disposal: financing operation

9.Do the directors have any objections to the present transaction?: none

10.Any other matters that need to be specified: none

Exhibit 99.6

To announce the record date of capital reduction

1.Date of the board of directors resolution: 2007/08/06

2.Record date of the capital reduction: 2007/08/07

3.Operations plan for replacement of share certificates for the capital reduction: Not applicable

4.Record date of the replacement of share certificates: Not applicable

5.Rights and obligations of the new shares after the capital reduction: Not applicable

6.Anticipated listing date for the new shares: NA

7.Any other matters that need to be specified: The 2007 AGM of the company held on 2007/06/11 had authorized chairman to approve the record date of capital reduction. Such record date is for registration of capital reduction only. The company will announce the operations plan, including record date for replacement of share certificates to decide entitled shareholders, suspension period, anticipated listing date of the new shares and payment date after the registration of such capital reduction.

Exhibit 99.7

To announce the adjusted capital reduction ratio

1.Date of occurrence of the event: 2007/08/08

2.Date of the original public announcement and reporting: 2007/01/23

3.Summary of the content originally publicly announced and reported: The board of the company resolved to proceed capital reduction on January 23, 2007, the capital reduction ratio approximately 30% and shareholders will receive approximately NT$3 per share.

4.Reason for, and major content of, the change: The issued share of the company decreased to 18,952,184,690 shares due to the exercise of employee stock option and the retirement of treasury stocks, the capital reduction ratio was adjusted from approximately 30% to 30.283357% and the cash return was adjusted from approximately NT$3 to NT$3.0283357 per share accordingly.

5.Effect on the Company’s finances and business after the change: None

6.Any other matters that need to be specified: None

Exhibit 99.8

To announce the registration of capital reduction due to the retirement of certain treasury stocks

1.Date of the Competent Authority’s approval of

the capital reduction:2004/05/31

2.Date of completion of capital amendment registration:2007/08/02

3.Effect on the company financial report (including any discrepancy between the amount of paid-in capital and the number of shares outstanding and the effect on net worth per share): (1)Before the capital reduction: The paid-in capital is NT$191,442,516,900; the shares outstanding are 17,802,184,690 shares; book value per share is NT$16.53 (2)After the capital reduction: The paid-in capital is NT$189,521,846,900; the shares outstanding are 17,802,184,690 shares; book value per share is NT$16.53

4.Share conversion operations plan: None

5.Any other matters that need to be specified: The Company received the SPA authorization letter on August 8, 2007.

Exhibit 99.9

United Microelectronics Corporation
August 8, 2007

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of July 2007.

1)	Sales volume (NT$ Thousand)

Period	Items	2007	2006	Changes	%
					-
July	Invoice amount	8,827,869	8,306,456	521,413	6.28%
2007	Invoice amount	50,621,996	53,727,682	(3,105,686)	(5.78%)
July	Net sales	10,052,824	9,202,214	850,610	9.24%
2007	Net sales	58,174,789	59,337,180	(1,162,391)	(1.96%)

2)	Funds lent to other parties (NT$ Thousand)

Balance as of period end	This Month	Last Month	Limit of lending
UMC	0	0	38,288,503
UMC’s subsidiaries	0	0	108,031

3)	Endorsements and guarantees (NT$ Thousand)

	Change in This Month	Balance as of	Limit of endorsements
		period end
UMC	0	0	0
UMC’s subsidiaries	0	0	0
UMC endorses for subsidiaries		0	0
UMC’s subsidiaries endorse for UMC		0	0
UMC endorses for PRC companies		0	0
UMC’s subsidiaries endorse for PRC companies		0	0

4)	Financial derivatives transactions

a Hedging purpose : NT$ thousand

Financial instruments	Forwards	Interests SWAP
Deposit Paid	0	0
Royalty Income (Paid)	0	0
Unwritten-off Trading Contracts	0	0
Net Profit from Fair Value	0	0
Written-off Trading Contracts	0	0
Realized profit (loss)	0	0

b Trading purpose : NT$ thousand

Financial instruments	Credit-linked Deposits
Deposit Paid	0
Unwritten-off Trading Contracts	15,200,000
Net Profit from Market Value	(412,281)
Written-off Trading Contracts	0
Realized profit (loss)	0

Exhibit 99.10

To announce related materials on disposal of Holtek Semiconductor Inc. securities

1.Name of the securities: Common shares of Holtek Semiconductor Inc.

2.Trading date:2007/03/01~2007/08/10

3.Trading volume, unit price, and total monetary amount of the transaction: trading volume: 4,200,000 shares; average unit price:$75.88 NTD; total amount:$318,699,500 NTD

4.Gain (or loss) (not applicable in case of acquisition of securities): $249,880,041 NTD

5.Relationship with the underlying company of the trade: none.

6.Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g.pledges): cumulative volume:48,226,239 shares;amount:696,959,339 NTD; percentage of holdings:22.17%; status of restriction of rights: no

7.Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operational capital as shown in the most recent financial statement: ratio of total assets:13.44% ratio of shareholder’s equity:16.34%; the operational capital as shown in the most recent financial statement: $73,620,763 thousand NTD

8.Concrete purpose/objective of the acquisition or disposal: financing operation

9.Do the directors have any objections to the present transaction?: none

10.Any other matters that need to be specified: none

Exhibit 99.11

To announce related materials on disposal of MediaTek Incorporation securities

1.Name of the securities: Common shares of MediaTek Incorporation

2.Trading date:2007/08/06~2007/08/14

3.Trading volume, unit price, and total monetary amount of the transaction: trading volume: 600,000 shares; average unit price:$554.55 NTD; total amount:$332,732,000 NTD

4.Gain (or loss) (not applicable in case of acquisition of securities): $326,821,465 NTD

5.Relationship with the underlying company of the trade: MediaTek Incorporation, none.

6.Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g.pledges): cumulative volume:13,921,023 shares;amount:137,134,489 NTD; percentage of holdings:1.34%; status of restriction of rights: no

7.Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operational capital as shown in the most recent financial statement: ratio of total assets:13.44% ratio of shareholder’s equity:16.34%; the operational capital as shown in the most recent financial statement: $73,620,763 thousand NTD

8.Concrete purpose/objective of the acquisition or disposal: financing operation

9.Do the directors have any objections to the present transaction?: none

10.Any other matters that need to be specified: none

Exhibit 99.12

United Microelectronics Corporation
For the month of July, 2007

This is to report 1) the trading of directors, supervisors, executive officers and 10% shareholders of United Microelectronics Corporation (“UMC”) (NYSE: UMC); 2) the pledge and clear of pledge of UMC common shares by directors, supervisors, executive officers and 10% shareholders of UMC; 3) the acquisition assets by UMC; 4) the disposition of assets by UMC for the month of July, 2007.

1)	The trading of directors, supervisors, executive officers and 10% shareholders

		Number of shares	Number of shares held as
		held as of	of
Title	Name	June 30, 2007	July 31, 2007	Changes
—	—	—	—	—

2)	The pledge and clear of pledge of UMC common shares by directors, supervisors, executive officers and 10% shareholders:

		Number of shares	Number of shares held as
		held as of	of
Title	Name	June 30, 2007	July 31, 2007	Changes
—	—	—	—	—

3)	The acquisition assets (NT$ Thousand)

Description of assets	July	2007
Semiconductor Manufacturing Equipment	756,679	16,764,860
Fixed assets	358,283	1,589,084

4)	The disposition of assets (NT$ Thousand)

Description of assets	July	2007
Semiconductor Manufacturing Equipment	51,545	262,698
Fixed assets	0	71,788